FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Proposed Changes of Directors

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 24, 2010

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2010

MITSUI & CO., LTD.

By:	/s/ Junichi Matsumoto
Name:	Junichi Matsumoto
Title:	Executive Director
Executive Vice President
Chief Financial Officer

February 24, 2010

Mitsui & Co., Ltd.

News Release

To whom it may concern

Proposed Changes of Directors

We hereby inform the proposed changes for Directors which was approved at our Board of Directors meeting today.

Content list

I.	Newly appointed Directors/Retiring of Directors;

1)	Newly appointed Directors; June, 2010

2)	Retiring of Directors; June, 2010

II.	Corporate Auditors

1)	Re-appointed Corporate Auditors; June, 2010

I.	Newly appointed Directors/Retiring of Directors;

1)	Newly appointed Directors; 3 People

June, 2010*

Name	New	Present

Masayoshi Komai	Representative Director; Senior Executive Managing Officer	Senior Executive Managing Officer (As of April 1, 2010)

Daisuke Saiga	Representative Director; Executive Managing Officer; Chief Compliance Officer	Executive Managing Officer; Chief Compliance Officer (As of April 1, 2010)

Toshiro Mutoh	Director (*)

(*)	External Director

2)	Retiring of Director; 1 people

June, 2010*

Name	New	Present

Akishige Okada	Retiree	Director (*)

(*)	External Director

Please note that:

*	appointment of Directors is subject to approval at the upcoming General Meeting of Shareholders to be held in June, 2010.
*	retiring of Director will be effective on the close of the upcoming General Meeting of Shareholders to be held in June, 2010

II.	Corporate Auditors;

1)	Re-appointed Corporate Auditor; 1 People

June, 2010*

Name	New	Present

Naoto Nakamura	Corporate Auditor (*)	Corporate Auditor (*)

(*)	External Corporate Auditor

Please note that:

*	appointment of Corporate Auditor is subject to approval at the upcoming General Meeting of Shareholders to be held in June, 2010